Exhibit 11(b)

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in this Annual Report on Form 1-K, as it may be amended, of our Independent Auditor’s Report dated October 13, 2016 relating to the consolidated balance sheet of Allegiancy, LLC as of June 30, 2016, and the related consolidated statements of operations, members’ equity, and cash flows for year then ended, and the related notes to the financial statements.

/s/ Artesian CPA, LLC

Denver, CO

October 28, 2016